SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company and Filing Person)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
291525103
(CUSIP Number of Class of Securities)
J. Scott Enright, Esq.
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204
(317) 266-0100
Copy to:
James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the Offeror)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$399,937,500.00	$47,073.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 20,250,000 shares of Class A common stock at the maximum tender offer price of $19.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by Emmis Communications Corporation

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION
      This Tender Offer Statement on Schedule TO relates to the offer by Emmis Communications Corporation, an Indiana corporation (“Emmis” or the “Company”), to purchase up to 20,250,000 shares of its Class A common stock, par value $0.01 per share (the “Class A common stock”), at a price not greater than $19.75 nor less than $17.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A) and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e6-4(c)(2) of the Securities Exchange Act of 1934.

Item 1.	Summary Term Sheet.
      The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.
      The name of the issuer is Emmis Communications Corporation, an Indiana corporation (the “Company”), and the address of its principal executive office is One Emmis Communications, 40 Monument Circle, Indianapolis, Indiana 46204. The Company’s telephone number is (317) 266-0100.
      This Tender Offer Statement on Schedule TO relates to the offer by the Company to purchase shares of its Class A common stock, $0.01 par value per share. The Company is offering to purchase up to 20,250,000 shares of Class A common stock, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $19.75 nor less than $17.25 per share, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the offer.
      The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Shares; Proration”) and Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
      The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.
      The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 8 (“Price Range of the Shares”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 13 (“Legal Matters; Regulatory Approvals”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).
      The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares of Class A common stock in this offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.
      The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
      The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Litigation; Strategic Alternatives for Our Television Assets; and Other Plans”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
      The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.
      The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.
      The information under Section 16 (“Fees and Expenses”) and Section 17 (“Miscellaneous”) is incorporated herein by reference.

Item 10.	Financial Statements.
      The information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005 and in the Offer to Purchase under Section 10 (“Certain Information Concerning Emmis”) is incorporated herein by reference.

Item 11.	Additional Information.
      The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 9 (“Source and Amount of Funds”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase dated May 16, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release, dated May 10, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on May 10, 2005.
(a)(1)(H)*	Press Release, dated May 16, 2005.
(a)(1)(I)*	Summary Advertisement.
(a)(1)(J)*	Letter to Shareholders from the Chief Executive Officer of the Company, dated May 16, 2005.
(a)(1)(K)*	Letter to Participants in the Emmis Operating Company 401(k) Plan.
(a)(1)(L)*	Letter to Participants in the Emmis Operating Company Profit Sharing Plan.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)(1)*	Amendment Commitment Letter, dated as of May 15, 2005, among Banc of America Securities LLC, Bank of America, N.A. and Emmis Operating Company.
(b)(2)*	Commitment and Engagement Letter, dated as of May 15, 2005, between Banc of America Securities LLC and the Company.
(b)(3)	Revolving Credit and Term Loan Agreement dated May 10, 2004, incorporated by reference from Exhibit 10.1 to Emmis’ Annual Report on Form 10-K for the fiscal year ended February 29, 2004.
(d)(1)	Employment Agreement, dated as of March 1, 2004, by and between Emmis Operating Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.
(d)(2)	Employment Agreement, dated as of March 1, 2002, by and between Emmis Operating Company and Richard Cummings, incorporated by reference from Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(3)	Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Richard Cummings, incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed February 11, 2005.
(d)(4)	Employment Agreement, dated as of March 1, 2002, by and between Emmis Operating Company and Walter Z. Berger, incorporated by reference from Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(5)	Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Walter Z. Berger, incorporated by reference from Exhibit 10.4 to the Company’s Form 8-K filed February 11, 2005.
(d)(6)	Employment Agreement, dated as of March 1, 2003, by and between Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2003.
(d)(7)	Amendment to Employment Agreement, dated May 13, 2005, by and among the Company, Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.

(d)(8)	Employment Agreement, effective as of March 1, 2003, by and between Emmis Operating Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(9)	Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed February 11, 2005.
(d)(10)	Change in Control Severance Agreement, dated as of March 1, 2004, by and between the Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.
(d)(11)	Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Walter Z. Berger, incorporated by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(12)	Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(13)	Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003, as amended by Amendment to Employment Agreement, dated May 13, 2005, by and among the Company, Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(d)(14)	Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Richard F. Cummings, incorporated by reference from Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(15)	Emmis Operating Company Profit Sharing Plan, as amended, effective March 1, 1997 incorporated by reference from Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(16)	Emmis Communications Corporation 1994 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to the Company’s Registration Statement on Form S-1, File No. 33-73218.
(d)(17)	The Emmis Communications Corporation 1995 Non-Employee Director Stock Option Plan, incorporated by reference from Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 1995.
(d)(18)	The Emmis Communications Corporation 1995 Equity Incentive Plan, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(d)(19)	Emmis Communications Corporation 1997 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 1998.
(d)(20)	Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 26, 1999.
(d)(21)	Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 25, 2001.
(d)(22)	Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 30, 2002.
(d)(23)	Emmis Communications Corporation 2004 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 28, 2004.
(d)(24)	2005 Stock Compensation Program Restricted Stock Agreement Form (tax vesting option), incorporated by reference to the Company’s Form 10-Q for the quarter ended November 30, 2004.

(d)(25)	2005 Stock Compensation Program Restricted Stock Agreement Form (non-tax vesting option), incorporated by reference to the Company’s Form 10-Q for the quarter ended November 30, 2004.
(d)(26)	2005 Stock Compensation Program, incorporated by reference to the Company’s Form 8-K filed December 21, 2004.
(d)(27)	2005 Outside Director Stock Compensation Program, incorporated by reference to the Company’s Form 8-K filed December 21, 2004.
(d)(28)	Form of Stock Option Grant Agreement, incorporated by reference to the Company’s Form 8-K filed March 7, 2005.
(d)(29)	Form of Restricted Stock Option Grant Agreement, incorporated by reference to the Company’s Form 8-K filed March 7, 2005.
(d)(30)	Director Compensation Policy effective May 13, 2005, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(g)	Not Applicable.
(h)	Not Applicable.

*	Filed herewith.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ Walter Z. Berger

Name: Walter Z. Berger

Title:	Executive Vice President and Chief Financial Officer
Dated: May 16, 2005

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated May 16, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release, dated May 10, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on May 10, 2005.
(a)(1)(H)*	Press Release, dated May 16, 2005.
(a)(1)(I)*	Summary Advertisement.
(a)(1)(J)*	Letter to Shareholders from the Chief Executive Officer of the Company, dated May 16, 2005.
(a)(1)(K)*	Letter to Participants in the Emmis Operating Company 401(k) Plan.
(a)(1)(L)*	Letter to Participants in the Emmis Operating Company Profit Sharing Plan.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)(1)*	Amendment Commitment Letter, dated as of May 15, 2005, among Banc of America Securities LLC, Bank of America, N.A. and Emmis Operating Company.
(b)(2)*	Commitment and Engagement Letter, dated as of May 15, 2005, between Banc of America Securities LLC and the Company.
(b)(3)	Revolving Credit and Term Loan Agreement dated May 10, 2004, incorporated by reference from Exhibit 10.1 to Emmis’ Annual Report on Form 10-K for the fiscal year ended February 29, 2004.
(d)(1)	Employment Agreement, dated as of March 1, 2004, by and between Emmis Operating Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.
(d)(2)	Employment Agreement, dated as of March 1, 2002, by and between Emmis Operating Company and Richard Cummings, incorporated by reference from Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(3)	Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Richard Cummings, incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed February 11, 2005.
(d)(4)	Employment Agreement, dated as of March 1, 2002, by and between Emmis Operating Company and Walter Z. Berger, incorporated by reference from Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(5)	Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Walter Z. Berger, incorporated by reference from Exhibit 10.4 to the Company’s Form 8-K filed February 11, 2005.
(d)(6)	Employment Agreement, dated as of March 1, 2003, by and between Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2003.
(d)(7)	Amendment to Employment Agreement, dated May 13, 2005, by and among the Company, Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.

(d)(8)	Employment Agreement, effective as of March 1, 2003, by and between Emmis Operating Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(9)	Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed February 11, 2005.
(d)(10)	Change in Control Severance Agreement, dated as of March 1, 2004, by and between the Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.
(d)(11)	Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Walter Z. Berger, incorporated by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(12)	Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(13)	Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003, as amended by Amendment to Employment Agreement, dated May 13, 2005, by and among the Company, Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(d)(14)	Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Richard F. Cummings, incorporated by reference from Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.
(d)(15)	Emmis Operating Company Profit Sharing Plan, as amended, effective March 1, 1997 incorporated by reference from Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2003.
(d)(16)	Emmis Communications Corporation 1994 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to the Company’s Registration Statement on Form S-1, File No. 33-73218.
(d)(17)	The Emmis Communications Corporation 1995 Non-Employee Director Stock Option Plan, incorporated by reference from Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 1995.
(d)(18)	The Emmis Communications Corporation 1995 Equity Incentive Plan, incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(d)(19)	Emmis Communications Corporation 1997 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 1998.
(d)(20)	Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 26, 1999.
(d)(21)	Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference from the Company’s proxy statement dated May 25, 2001.
(d)(22)	Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 30, 2002.
(d)(23)	Emmis Communications Corporation 2004 Equity Compensation Plan, incorporated by reference from the Company’s proxy statement dated May 28, 2004.
(d)(24)	2005 Stock Compensation Program Restricted Stock Agreement Form (tax vesting option), incorporated by reference to the Company’s Form 10-Q for the quarter ended November 30, 2004.
(d)(25)	2005 Stock Compensation Program Restricted Stock Agreement Form (non-tax vesting option), incorporated by reference to the Company’s Form 10-Q for the quarter ended November 30, 2004.

(d)(26)	2005 Stock Compensation Program, incorporated by reference to the Company’s Form 8-K filed December 21, 2004.
(d)(27)	2005 Outside Director Stock Compensation Program, incorporated by reference to the Company’s Form 8-K filed December 21, 2004.
(d)(28)	Form of Stock Option Grant Agreement, incorporated by reference to the Company’s Form 8-K filed March 7, 2005.
(d)(29)	Form of Restricted Stock Option Grant Agreement, incorporated by reference to the Company’s Form 8-K filed March 7, 2005.
(d)(30)	Director Compensation Policy effective May 13, 2005, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2005.
(g)	Not Applicable.
(h)	Not Applicable.

*	Filed herewith.